Mail Stop 3561

May 4, 2007

George Metrakos, President
Teliphone Corp.
4150 Ste-Catherine Street West, Suite 200
Westmount (Montreal)
Quebec, Canada H3Z 0A1

      Re: Teliphone Corp.
               Amendment No. 4 to Registration Statement on
               Form SB-2
               Filed March 23, 2007
               File No. 333-136993

Dear Mr. Metrakos:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one from our letter of February 4, 2007. We continue to note your response from November 26, 2006 in which you state that, "The Company is in compliance with four of the elements in Staff Legal Bulletin No. 4, but acknowledges that United American Corporation had not held the spin-off securities for at least two years." It does not appear that the company was in compliance with all of the elements of Staff Legal Bulletin No. 4 when

conducting the spin-off. Thus, there is an issue as to whether or not the distribution from the spin-off was in compliance with Section 5 of the Securities Act. Please explain the basis for registering the resale of those shares distributed in the spin-off on this registration statement. Generally, in this regard, registration of the resale of securities is permissible when such securities were sold pursuant to a valid exemption from registration in compliance with Sec. 5 of the Securities Act. We may have further comment.

Cover page of the Prospectus

2.   In the fourth paragraph on this cover page of the prospectus, which begins "Teliphone, Corp., a Nevada corporation, offers …" please revise to indicate that the 180 days of the offering period begins on the date of effectiveness, rather than on the date of the prospectus.

Prospectus Summary, page 2

3.   Please briefly describe the business of the company prior to April 2005.

4.   We note that part of summary appears promotional, rather than factual, and should be revised to remove all promotional statements. For example, we note the statements that your technology is "innovative," "feature-rich," and "low-cost." No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. Please provide reasonable support for the promotional statement in the prospectus. If a reasonable basis cannot be provided, the statements should be removed.

5.   Please revise the summary section to comply with the requirements of Rule 421 of Regulation C. In the summary you employ technical terms such as "packet switching." Please do not include technical terms or jargon in the forepart of your prospectus, including your summary. Please remove those terms from these sections and explain such technical terms or jargon when first used later in the filing, such as the business section. Please explain the terms in ordinary, everyday language when first used.

Risk Factors

General

6.   Please revise the risk factor subheadings to state more distinctly the risks to the company. For example, see risk factors B.2., B.3. B.4., B.5., B.8., and C.4.

7.   Please limit the disclosure in your risk factors to discuss only the specific risk to each risk factor. For example, in risk factor B.5., we note that the disclosure in the second paragraph appears to be unrelated to the risk factor and could be discussed in another risk factor and the business section. Also see risk factor C.4. and C.3., in which most of the technical disclosure could be discussed in the business section.

A2. We Require Additional Financing to Sustain Our Operations, page 9

8.   Clarify how long you can satisfy your cash requirements if you raise only the minimum proceeds.

C.6. We do not currently hold all of the insurance policies required to sufficiently protect us and we remain exposed to potential liability claims, page 12

9.   In the heading of this risk factor, please state whether or not you have obtained professional liability insurance.

10.   State in the heading and/or the body of this risk factor whether or not you intend to obtain product liability insurance.

11.   Please discuss any difficulties or limitations you anticipate in obtaining professional liability insurance and product liability insurance when the end user and/or anyone else connected with the sale is in another country. You may want to discuss certain details of the professional liability insurance in the business section to avoid technical explanations in the risk factor.

D.1. Future Sale of Common Stock Could Depress the Price of our Common Stock, page 12

12.   We note your response to comment 24 from our previous letter and we reissue in part our prior comment. We note the applicability of the staff interpretation letter dated January 21, 2000 to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation, Inc. That letter illustrates the Division's position that shares in a blank check company held by promoters or affiliates, as well as their transferees, may not be resold pursuant to Rule 144. Please review and revise your disclosure to clearly discuss this aspect of the Ken Worm letter and how it applies to those shares of the company's common stock. Also revise accordingly the "Market for Common Equity and Related Stockholders Matters" section.

Use of Proceeds, page 16

13.	In light of the significant amount of debt you will repay with the proceeds, please revise accordingly the statement on page 16 that, "We intend to use the net proceeds from this offering primarily for working capital and to fund the expansion of our business, including funding marketing expenses and operating losses." We may have further comment.

14.	We note your response to comment 27 from our previous letter and we reissue our prior comment. The disclosure which you need to note in this regard and, in some cases, reconcile, includes, but is not necessarily limited to, the following statements on page 16:

- "There are no contingencies in which an alternative use of proceeds would be considered."

- "The amounts actually spent by us for any specific purpose may vary significantly and will depend on a number of factors, including the progress of our commercialization and development efforts. Accordingly, our management has broad discretion to allocate the net proceeds."

- "The foregoing estimates of the application of proceeds … are subject to modification depending upon a number of factors which may not be presently known or existing … the foregoing estimates may vary from actual expenditures at a later date."

- "Should any allocation made above not be fully utilized for the purpose indicated, then the balance remaining will be added to working capital."

	Please revise this section to clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated uses. The disclosure should specifically state that the use of proceeds will not vary except in the circumstances you reference. It should also state how the use of proceeds would be different. Please refer to Instruction 7 to Item 504 of Regulation S-K for guidance.

15.	Please revise to provide disclosure about both of the amounts you owe United American Corporation in one place in order to avoid confusion.

16.	For those debts that you have labeled "current liabilities," please state when due.

17.   Please clearly disclose the date that each debt was incurred. If such debt was incurred within one year, describe the use of proceeds of that debt. See Instruction 1 to Item 504 of Regulation S-B.

Dilution, page 20

18.   We note on pages 16 and 48 you disclose offering costs to be approximately $49,432. Please reconcile this amount with the 10% (or $500,000) in underwriting discounts and commissions used in your dilution calculation. Please advise or revise your dilution calculation accordingly.

Compliance With Section 16(a) of the Exchange Act, page 22

19.   Please include the disclosure required by Item 405(a)(2) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 24

20.   We note that the disclosure refers to information as of September 30, 2006. Please update the disclosure to the most recent practicable date.

21.   Please reconcile the following: the disclosure in this section which indicates that 3874958 Canada, Inc. is the beneficial owner of 40.29% of the shares of the company; and the disclosure on page 26 under "Selling Shareholders" which indicates that 3874958 Canada, Inc. is the beneficial owner of 40.338% of the shares of the company.

Certain Relationships And Related Transactions, page 30

22.   Please comply with Item 404(a)(1) by providing the name of the related person for each of the transactions. Also, ensure that you have complied with Item 404(a)(5) for each transaction.

23.   On page 31 in the fourth paragraph of this section, where you have disclosed that you owe an officer of the company $28,627, please clarify the statement that "[t]here were no amounts outstanding during the same period."

Description of Business, page 33

Corporate Structure, page 33

24.   We note your response to comment 45 from our previous letter and we reissue in part our prior comment. In your response you state that "management of United American Corporation discussed spinning-off the Company in March 2005." Please discuss whether management of United American Corporation discussed the possibility of spinning off Teliphone Inc. and/or Teliphone Corp. (f/k/a OSK

Capital II Corp.) with the management/principals or representatives of OSK Capital II Corp. prior to entering into the merger of April 28, 2005. If so, please name the persons, and their affiliations to the companies, that were involved in such discussions and include the dates in which the discussions took place. Please clearly discuss whether the spin-off was part of the merger agreement or understanding between the parties and revise the prospectus accordingly.

History of Key Agreements, page 33

25.   In regards to the agreement between the company and BR Communications, please clearly disclose what products or services BR Communications is distributing for the company. Is it only services and/or software? Does it include phones? Also disclose the pre-determined commission that BR receives based upon sales of the phones. Discuss the fees in which Teliphone Inc. receives upon the sales. Also provide similar disclosure in regards to the agreement between the company and Podar.

Description of Business, page 36

26.   Please identify the type of intellectual property you have, as well as confidentiality procedures and contractual restrictions as we requested in prior comment number 49 of our letter dated February 4, 2007. Also, disclose that you cannot be certain that others will not gain access to your intellectual property. In addition, disclose that others may independently develop substantially equivalent proprietary information and techniques.

27.   Disclose in this section and in a risk factor the risk of liability in the event the intellectual property is challenged, invalidated or circumvented.

28.   Please remove your assertions such as "no claims …" and "The Company is the full owner …" or disclose in detail the basis for these statements.

29.   Please specifically disclose the products and services you offer through retail sales, wholesales sales and/or other channels. When discussing the company's products, please describe whether any of the products or hardware are produced by other companies. If so, please describe the agreements between the company and such producers or distributors.

Wholesale Sales, page 37

30.   Briefly describe the principle terms of the agreements between the wholesalers and their customers and how such agreements affect the company, including the liability aspects.

Managements Discussion and Analysis of Financial Condition and Plan of Operations,
page 45

Plan of Operations, page 45

31.   We note your response to comment 53 from our previous letter and we reissue in
        part our prior comment. Most of the information in this section appears
        promotional rather than factual. Please revise this section to include a discussion
        of the following: to the extent known, provide insight into challenges and risks of
        which management is aware and discuss any actions being taken to address the
        same. We note that the company has had both a gross loss and a net loss the last
        two fiscal years. Please discuss. For a more detailed discussion of what is
        expected in both this subheading and the MD&A section in general, please refer
        to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of
        Regulation S-K.

32.   We note the statement that, "Since we launched services, we incurred costs
        principally related to the development of our proprietary software …" Please
        reconcile this statement with the financial statements and the disclosure on page
        44 that the company spent $120,531 and $116,896 in 2006 and 2005, respectively,
        in research and development activities. Please discuss and explain what makes up
        the cost of revenues on the income statement and how the cost of revenues has
        affected the company's gross revenue and/or net profit or loss.

33.   We note the statement on page 45 that "we have invested approximately 1.5M$ to
        build our technology and market our products." Please quantify this statement as
        may be reflected in the financial statements.

34.   For each period presented in your cash requirements projection on page 46 it
        appears you are including depreciation twice in your "net of depreciation"
        calculation. Please revise these amounts and your cumulative cash requirements
        accordingly.

35.   Please revise the second paragraph on page 46 to expressly state how long you
        can satisfy your cash requirements and whether you will have to raise additional
        funds in the next twelve months.

Results of Operations, page 46

General

36.   We reviewed your response to our prior comment 55. Your response did not
        address our comment in its entirety, thus the comment will be partially reissued.
        We note your gross margin increased significantly between periods. For each

period presented, quantify, to the extent practicable, the amount of sales and cost of sales attributable to hardware versus services and describe the factors that contributed to the increase in gross margin (e.g. margin on hardware versus service revenue, fixed costs versus variable costs, etc.).

Fiscal Year End September 30, 2006

37.   Please analyze the reasons for the company's net loss.

Liquidity and Capital Resources, page 48

For the Period Ending December 31, 2006, page 48

38.   Please expand this section to include the following:
   - the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;
   - indications of which balance sheet or income or cash flow items should be considered in assessing liquidity; and
   - a discussion of prospective information regarding companies' sources of and needs for capital.

   See Commission's recent Release Nos. 33-8350 (December 19, 2003), Part IV Liquidity and Capital Resources.

39.   Please explain the statement on page 48 that, "The company has undertaken a private placement of 20,000,000 of its shares of common stock." (emphasis added). If applicable, please discuss the private placement in more detail and include the disclosure in Part II as required by Item 701 of Regulation S-B.

40.   Please revise the following statement in the last paragraph of this section to clarify, if true, that the savings and services are for one year only and how such agreement benefits the company: "In addition, the Company entered into a letter of intent with Intelco Communications that can save them operating costs in addition to providing support services." Also, advise us whether there is a "subsequent agreement" as the Letter of Intent indicated. If yes, please disclose the principal terms and file it as an exhibit.

Audited Consolidated Financial Statements

General

41.   Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountant in any amendments.

Notes to Audited Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition – Retail Channel, page 10

42.　On page 10 you disclose that retail customers purchase their hardware from a retail distributor, for which you invoice the customer directly. Based on your revised disclosure it appears this equipment is "returned" to you in lieu of a disconnect fee upon early termination of a service agreement. Please revise your disclosure to clarify, if true, that the previously purchased equipment is "returned" to you in lieu of a disconnect fee. Also, tell us how you account for the "returned" equipment.

Revenue Recognition – Wholesale Channel, page 11

43.　We reviewed your response to our prior comment 65. Your response indicates that you recognize activation fees upon receipt of the fee. It appears this amount should be recognized over the term of the service contract. Tell us how your revenue recognition policy complies with the guidance in Question 1 of Section A(3)(f) of SAB 104 or revise.

Revenue Recognition – Customer Equipment (Retail Channel), page 11

44.　We reviewed your response to our prior comment 68. Your response did not address our comment in its entirety, thus the comment will be partially reissued. We note you refund a portion of the customer equipment charge (i.e. $79 of the $99 paid by the customer based on the example provided). This amount is greater than your deferred revenue from the sale of hardware to the wholesaler (i.e. $68 sales price deferred over 12-month contract). If the customer satisfies the minimum service period (i.e. 3 months), each month you credit monthly service revenue (i.e. starting in month 4) until the portion of the customer equipment charge has been credited (i.e. $79). Based on the example provided, you recognize revenue from the sale of hardware over the term of the service arrangement (e.g. $5.66 for 12 months), yet during the same time period your reduce revenue for the same customer equipment charge ($20 per month in months four through seven). It still appears that the price of the equipment is neither fixed nor determinable and cannot be recognized as revenue in accordance with SAB 104. Please reference the specific literature that supports your accounting policy and explain how the literature is applicable to your fact pattern. Also, revise your disclosure to clarify that the minimum service period differs from the length of the service agreement.

Revenue Recognition – Commissions Paid to Retail Distributors, page 11

45. We reviewed your response to our prior comment 66. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise to clarify the events that cause the retail commissions to be earned (e.g. upon signing a service agreement) and the period in which these commissions are recorded as sales and marketing expenses (i.e. clarify if commissions recognized in the same period in which they are earned).

Revenue Recognition – Commissions Paid to Wholesalers, page 11

46. We reviewed your response to our prior comment 67. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Considering the guidance provided by Issue 1 of EITF 01-9 and in order to support your classification of wholesale commissions as cost of sales (versus a reduction of revenue), tell us how the identifiable benefit received from the wholesaler is sufficiently separable from the wholesaler's purchase of your products.

Note 7 – Agreement – Intelco Communications, page 21

47. We reviewed your response to our prior comment 71. It appears you have valued the 25.2% of your subsidiary based on the fair value $144,000 in services to be provided. Considering a majority of your operations exist in your subsidiary, tell us how you concluded 25.2% of your subsidiary's fair value is considered to be $144,000. In your response discuss how you analyzed (i) the comparison of the operations of your subsidiary with your operations, and (ii) your fair value (e.g. your shares outstanding times share price) to determine the value of your subsidiary.

48. We reviewed your response to our prior comment 72. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise to disclose how you plan to account for the conversion of the excess advance to Teliphone to shares of common stock, specifically how you plan to determine the number of shares to be issued.

Interim Financial Statements

49. Please revise your interim financial statements as necessary to comply with comments above on your audited financial statements.

Part II

Recent Sales of Unregistered Securities, Page II-2

50.   In each place that you have cited more than one exemption as applicable to the same transaction(s), please specify which exemption(s) apply to which recipient of the stock. Please note that you could not rely on Regulation S for issuances to United American Corporation if it was a Florida corporation.

51.   Please describe in more detail the services provided by Business Development Consultants.

52.   If you relied on Rule 506 for any non-accredited investors, specify the disclosure you provided for them.

Exhibits

Exhibit 99.1 Subscription Agreement

53.   We reissue in part comment 86 of our letter dated February 4, 2007. The representations specified in paragraphs 2.1(C) should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

Signatures

54.   Please provide the signature of, or designate one of the present signatures as that of, the principal financial officer. See "Instructions for signatures" on the Form SB-2.

Exchange Act Reports

55.   Please include your 1934 Act SEC file number, which is 0-28793, on the cover pages of Forms 10-QSB for the quarter ended December 31, 2006 and 10-KSB for the fiscal year ended September 30, 2006. Remove the incorrect file number from each cover page.

56.   Please revise your Forms 10-QSB for the quarter ended December 31, 2006 and 10-KSB for the fiscal year ended September 30, 2006 and other Exchange Act Filings to comply with these comments as applicable.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Brian Bhandari at (202) 551-13390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Joseph Emas, Esq.
Fax: 305-531-1274